SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x]      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]

         For the fiscal year ended December 31, 2000,

                                       or

[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
                 Act of 1934 [No Fee Required]

         For the transition period from ________ to _________.



                             Commission File Number
                                     1-10360



                   CRIIMI MAE Management, Inc. Retirement Plan
                            (Full title of the plan)



                                 CRIIMI MAE INC.
                              11200 Rockville Pike
                            Rockville, Maryland 20852
                            Telephone (301) 816-2300
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                   CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN
                               INDEX TO FORM 11-K




Financial Statements as of Decenber 31, 2000 and 1999
   Together with Report of Independent Public Accountants....................  3

Signature.................................................................... 13

CRIIMI MAE Management, Inc.
Retirement Plan

Financial statements
As of December 31, 2000 and 1999
Together with report of independent public accountants

Report of independent public accountants

To the Trustees and the Participants of the CRIIMI MAE Management, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the CRIIMI MAE Management, Inc. Retirement Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedule of assets held for investment purposes are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule of assets held for investment purposes based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP


Vienna, Virginia
July 10, 2001

CRIIMI MAE Management, Inc.
Retirement Plan

Table of contents


Statements of net assets available for benefits
  As of December 31, 2000 and 1999......................................................  6

Statements of changes in net assets available for benefits
   For the years ended December 31, 2000 and 1999.......................................  7

Notes to financial statements
   December 31, 2000 and 1999...........................................................  8

Schedule of assets held for investment purposes
   As of December 31, 2000.............................................................. 12

Schedules omitted because there were no such items
   As of and for the year ended December 31, 2000:
      Leases in default or classified as uncollectible
      Nonexempt transactions
      Reportable transactions
      Loans or fixed income obligations in default

CRIIMI MAE Management, Inc.
Retirement Plan

Statements of net assets available for benefits

As of December 31, 2000 and 1999


                                                    2000             1999
                                                -------------    -------------

Investments                                     $   2,843,954    $   3,001,332
Participant loans                                      46,016           26,400
Contributions receivable                               20,248           18,448
                                                -------------    -------------
Net assets available for benefits               $   2,910,218    $   3,046,180
                                                =============    =============


        The accompanying notes are an integral part of these statements.

CRIIMI MAE Management, Inc.
Retirement Plan

Statements of changes in net assets available for benefits

For the years ended December 31, 2000 and 1999

                                                                2000             1999
                                                            ------------     ------------
Additions:
  Contributions                                             $    614,251     $    635,895
  Realized/unrealized (losses) gains                            (734,391)         348,078
  Interest and dividend income                                   246,377          207,013
  Interest on participant loans                                    3,231            1,710
                                                            ------------     ------------
  Total additions                                                129,468        1,192,696
                                                            ------------     ------------

Deductions:
  Benefit payments                                               265,430          143,051
                                                            ------------     ------------
Total deductions                                                 265,430          143,051
                                                            ------------     ------------

Net (decrease) increase in net assets
  available for benefits                                        (135,962)       1,049,645

Net assets available for benefits, beginning of year           3,046,180        1,996,535
                                                            ------------     ------------
Net assets available for benefits, end of year              $  2,910,218     $  3,046,180
                                                            ============     ============

        The accompanying notes are an integral part of these statements.

CRIIMI MAE Management, Inc.
Retirement Plan

Notes to financial statements

December 31, 2000 and 1999




1. DESCRIPTION OF THE PLAN:

CRIIMI MAE Management, Inc. Retirement Plan (the Plan) is a defined contribution plan as described in Internal Revenue Code (IRC) Section 401(a). The Plan, effective July 1, 1995, covers employees of CRIIMI MAE Management Inc. and CRIIMI MAE Services, L.P. an affiliate. An employee is eligible to participate in the Plan upon attainment of age 21.

The Plan provides benefits upon the occurrence of death, retirement, age 59 1/2, disability, or termination of employment. Additionally, there is a provision in the Plan for distribution to participants who apply for benefits on account of "hardship," as that term is described in the IRC, Treasury Regulations, and the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. CRIIMI MAE Management, Inc. (the Company) serves as Plan administrator.

Contributions
-------------

Eligible employees may contribute an amount up to 15 percent of compensation, as defined by the Plan, subject to certain limitations under the IRC. Employer matching contributions are discretionary. The Company elected not to make matching employer or profit sharing contributions for the years ended December 31, 2000 and 1999.

Participant accounts
--------------------

Each participant's account is credited with his or her own contribution and an allocation of plan earnings. Allocations are based on the current value of the participant's account balance as specified in the Plan. The benefit to which a participant is entitled is the benefit that can be provided by the participant's account.

Vesting
-------

Participants are immediately vested in their elective deferrals and rollover accounts, and the earnings thereon.

Significant investments
-----------------------

The fair market values of individual investments that represent 5 percent or more of the Plan's total net assets as of December 31, 2000 and 1999, are as follows:

                                                                  2000             1999
                                                              ------------     ------------
Putnam Global Growth Fund                                     $    465,784     $    617,899
Putnam Growth & Income Fund                                        670,667          570,934
Putnam Investors Fund                                              704,819          749,844
Putnam New Opportunities Fund                                      455,389          530,843
Putnam International Growth & Income Fund                          233,741          250,139


Participant loans
-----------------

A participant may borrow the lesser of $50,000 or 50 percent of his or her vested account balance. A loan must be repaid over a period of no more than five years unless it is used to acquire a principal residence, in which case the repayment period may exceed five years. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the life of the note. The interest rates on participant loans outstanding at December 31, 2000, range from 9.0 to 10.5 percent and at December 31, 1999, ranged from 8.75 to 9.5 percent.

Payment of benefits
-------------------

On termination of service due to death, disability, retirement, or attainment of age 59 1/2, participants may elect to receive their benefits as a lump-sum cash distribution equal to the value of the participant's vested interest in his or her account or through an installment or annuity distribution. The Plan will automatically distribute in a lump sum any vested account balance that does not exceed $5,000. Retiring participants with vested account balances in excess of $5,000 may also elect to postpone distribution of benefits until they reach age 70 1/2.

Bankruptcy proceeding
---------------------

The Company, along with a fellow subsidiary (CRIIMI MAE Holdings II, L.P.) and its unconsolidated parent company, CRIIMI MAE Inc., (the Parent) filed for relief under Chapter 11 of the U.S. Bankruptcy Code on October 5, 1998, in the United States Bankruptcy Court for the District of Maryland, Southern Division, in Greenbelt, Maryland (the Bankruptcy Court). On November 22, 2000, the United States Bankruptcy Court for the District of Maryland entered an order confirming the Debtors' reorganization plan. The Company emerged from Chapter 11 on April 17, 2001.

Administrative expenses
-----------------------

All expenses of maintaining the Plan are paid for by the Company. Such payments amounted to $10,824 and $12,033 in 2000 and 1999, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES:

Accounting method(s) and use of estimates
-----------------------------------------

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investments
-----------

Investments are maintained by Putnam Investments (Putnam), a party-in-interest, under a Trust Agreement Contract (Contract) dated September 1, 1997. The Plan's investments are stated at fair value, which is based on the closing prices of securities or other investments on the valuation date. Unrealized appreciation or depreciation in the value of investments is reflected in the statement of changes in net assets available for benefits; during 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(734,391) and during 1999, appreciated in value by $348,078, as follows:

                                                       2000            1999
                                                   ------------    ------------
Shares in mutual funds                             $   (655,040)   $    457,619
CRIIMI MAE Inc. Common Stock                            (79,351)       (109,541)
                                                   ------------    ------------
Total                                              $   (734,391)   $    348,078
                                                   ============    ============

The Plan provides for various investment options to the participants. All investments within the Plan are participant directed. These investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the risks associated with investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term. The changes in the values of the investment security could materially affect the amounts reported in the statement of net assets available for benefits.

3. INCOME TAX STATUS:

The Internal Revenue Service issued a determination letter dated March 25, 1999, stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as amended, is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4. SUBSEQUENT EVENTS:

Effective January 1, 2001, the Plan was amended. Participants will become vested in employer contributions based on a five-year graded schedule, whereby participants will become 20 percent vested for each year of service until 100 percent is vested after five or more years of service. Participants must be credited with one hour of service in the plan year to be eligible for employer matching contributions.

5. RECONCILIATION TO FORM 5500:

The following tables reconcile the financial statements to the Plan's Form 5500 filed for the plan years ended December 31, 2000 and 1999:


                                                Receivable                      Net assets
                                        --------------------------      --------------------------
                                            2000          1999              2000          1999
                                        ------------  ------------      ------------  ------------
Per financial statements                $     20,248  $     18,448      $  2,910,218  $  3,046,180
Timing differences for recording
  cash receipts                              (20,248)      (18,448)          (20,248)      (18,448)
                                        ------------  ------------      ------------  ------------
Per Form 5500                           $         --  $         --      $  2,889,970  $  3,027,732
                                        ============  ============      ============  ============

                                                                      2000          1999
                                                                  ------------  ------------
Contributions received per financial statements                   $    614,251  $    635,895
  Less- Contributions received after year-end relating to
  current year.                                                        (20,248)      (18,448)
  Add- Contributions received in current year relating to
  prior year.                                                           18,448        19,673
  Corrective distribution                                                   --           375
                                                                  ------------  ------------
Contributions received per Form 5500                              $    612,451  $    637,495
                                                                  ============  ============

CRIIMI MAE Management, Inc.
Retirement Plan

Schedule of assets held for investment purposes

As of December 31, 2000

     Identity of issuer/description of investment               Cost          Current value
------------------------------------------------------      -------------     -------------
Putnam Investments:*
  Putnam Global Growth Fund                                 $     746,527     $     465,784
  Putnam Money Market Fund                                        125,027           125,027
  Putnam Growth & Income Fund                                     635,388           670,667
  Putnam Income Fund                                               73,060            74,775
  Putnam Investors Fund                                           889,338           704,819
  Putnam New Opportunities Fund                                   706,332           455,389
  Putnam International Growth & Income Fund                       257,029           233,741
CRIIMI MAE Stock*                                                 169,696           113,752
Participant loans (maturing on various dates, interest
ranging from 9.0 to 10.5 percent)*                                 46,016            46,016
                                                            -------------     -------------
Total assets held for investment purposes                   $   3,648,413     $   2,889,970
                                                            =============     =============

*Represents a party-in-interest.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN

                                             Date:   August 16, 2001


                                             By:/s/ William B. Dockser
                                             ---------------------------
                                             William B. Dockser
                                             Chairman of the Board and
                                             Principal Executive Officer